UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 May 2023

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

FINANCIAL REVIEW

Income statement
The Group’s statutory profit before tax for the first three months of 2023 was £2,260 million, £716 million higher than the same period in 2022. Higher total income, net of insurance services results and income from investment contracts was partly offset by higher operating expenses and the impact of an increased impairment charge. Profit for the period was £1,641 million and earnings per share was 2.3 pence (three months ended 31 March 2022: £1,145 million and 1.4 pence respectively).
Total income, after net financial income in respect of insurance and investment contracts for the first three months, was £4,808 million, an increase of 23 per cent on 2022, primarily reflecting higher net interest income in the quarter.
Net interest income of £3,434 million was up 18 per cent on the prior year, driven by stronger margins and higher average interest-earning banking assets. Relative to the prior year, the net interest margin benefitted from the higher interest rate environment. Average interest-earning banking assets were higher compared to the first three months of 2022, supported by growth in the open mortgage book, Retail unsecured and the European retail business.
Other income amounted to a gain of £5,875 million in the three months ended 31 March 2023, compared to a loss of £5,009 million in 2022. Net trading income within the Group’s insurance activities was a gain of £4,505 million in the quarter compared to a loss of £5,941 million in three months ended 31 March 2022, an increase of £10,446 million reflecting improved global equity markets. This movement is offset by the £10,532 million reduction in net financial income in respect of insurance and investment contracts.
Total operating expenses of £2,306 million were 5 per cent higher than in the prior year. This reflects higher planned strategic investment, new business costs and inflationary effects. In the first three months of 2023 the Group recognised remediation costs of £19 million in relation to pre-existing programmes (three months ended 31 March 2022: £52 million). There have been no further charges relating to HBOS Reading since the year end and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. The remediation and financial impact, if any, is uncertain.
Impairment was a net charge of £242 million (three months ended 31 March 2022: £177 million). This reflects a pre-updated multiple economic scenarios (MES) charge of £321 million in the period (three months ended 31 March 2022: £150 million), reflecting the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as increased flows to default primarily driven by legacy UK mortgage portfolios and charges on existing Stage 3 clients in Commercial Banking. The Group recognised a net £79 million MES credit (three months ended 31 March 2022: £27 million charge) as a result of the slightly improved economic outlook in the first quarter.
Modest observed deterioration has translated to a small underlying net increase in Stage 3 balances within UK mortgages (when excluding the impact from the exit of £2.5 billion of legacy Retail mortgage loans). Unsecured flow to default rates are essentially flat. Stage 2 loans and advances to customers decreased to £57 billion (31 December 2022: £61 billion) largely as a result of the updated economic outlook, with 93 per cent up to date (31 December 2022: 94 per cent). Stage 3 assets were £8 billion as at 31 March 2023 (31 December 2022: £8 billion).
The Group recognised a tax expense of £619 million in the period compared to £399 million in the first three months of 2022.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £12,326 million, or 1 per cent, higher at £885,720 million at 31 March 2023 compared to £873,394 million at 31 December 2022. Cash and balances at central banks rose by £7,541 million to £98,929 million reflecting increased liquidity holdings. Financial assets at amortised cost were £8,016 million lower at £512,306 million compared to £520,322 million at 31 December 2022 with debt securities £2,339 million higher, offset by a reduction in reverse repurchase agreements of £7,831 million and loans and advances to customers of £2,627 million to £452,272 million. The reduction in loans and advances to customers largely resulted from the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book), an additional reduction of £0.6 billion in the open mortgage book and repayments of government-backed lending in Commercial Banking, partly offset by £1.2 billion growth in other Retail lending, principally unsecured. Financial assets held at fair value through profit or loss increased by £11,011 million overall, with holdings within the insurance business higher by £4,057 million as a result of market gains on equity investments whilst holdings in the banking business were £6,954 million higher. Derivative financial instruments were £2,326 million lower at £22,427 million compared to £24,753 million at 31 December 2022, driven by movements in the yield curve on interest rate swaps and currency movements. Other assets increased £5,035 million, reflecting higher settlement balances and retirement benefit assets, partly offset by lower deferred tax assets.
Total liabilities were £8,303 million higher at £837,786 million compared to £829,483 million at 31 December 2022. Customer deposits at £473,090 million have decreased by £2,241 million since the end of 2022, including a decrease in Retail current account balances of £3.5 billion from seasonal customer outflows, including tax payments, higher spend and a more competitive market, including from UK Government National Savings and Investments offers and the Group’s own savings rates. This was partly offset by Commercial Banking deposit increases of £2.7 billion, including both targeted growth in Corporate and Institutional Banking and some short term placements which are expected to reverse in the second quarter. Retail savings increased slightly during the quarter, capturing some of the movements from elsewhere in the deposit base. Financial liabilities at fair value through profit or loss increased £5,792 million to £23,547 million at 31 March 2023 due to an increase in repurchase agreements. Derivative liabilities decreased £2,615 million, consistent with the decrease in derivative assets. Liabilities arising from insurance and investment contracts increased by £4,386 million, matching the increase in policyholder investments as a result of gains in equity markets. Debt securities in issue increased by £2,184 million and subordinated liabilities by £845 million following issuances during the quarter.
Total equity increased from £43,911 million at 31 December 2022 to £47,934 million at 31 March 2023, as a result of the profit for the period, positive movements in the cash flow hedging reserve, pension scheme remeasurements, and issuances of other equity instruments. These were partially offset by the share buyback programme that was announced in February 2023.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced from 15.1 per cent at 31 December 2022 to 14.1 per cent at 31 March 2023. Banking business profits for the first three months of the year, the dividend received from the Group’s Insurance business and other movements were offset by the recognition of the full impact of the announced ordinary share buyback programme, accelerated pension deficit contributions made to the Group’s three main defined benefit pension schemes, phased reductions in IFRS 9 transitional relief, the acquisition of Hamsard 3352 Limited (“Tusker”) and the accrual for foreseeable ordinary dividends.
The Group’s total capital ratio increased to 19.9 per cent (31 December 2022: 19.7 per cent) and the minimum requirement for own funds and eligible liabilities (MREL) increased to 32.1 per cent (31 December 2022: 31.7 per cent) primarily reflecting the issuance of new AT1 and Tier 2 instruments, partially offset by the reduction in CET1 capital. The MREL ratio further benefitted from the issuance of new senior unsecured debt instruments, partially offset by sterling appreciation and the derecognition of both a called instrument and an instrument with less than one year to maturity.
Risk-weighted assets have remained flat during the first quarter at £211 billion at 31 March 2023. This largely reflected capital efficient securitisation activity and other optimisation, in addition to a reduction in threshold risk-weighted assets, offset by the growth in Retail unsecured lending and other movements. CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset outcome dependent upon this. Further clarification is expected later this year. The Group expects an increase in risk-weighted assets from this clarification, however the Group’s 2024 risk-weighted assets guidance, provided in February, remains unchanged.
The Group’s UK leverage ratio remained at 5.6 per cent (31 December 2022: 5.6 per cent) with the reduction in total tier 1 capital offset by the reduction in the leverage exposure measure.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2023 £m	Three months ended 31 Mar 2022[1] £m

Net interest income	3,434	2,899
Other income	5,875	(5,009)
Total income	9,309	(2,110)
Net financial income in respect of insurance and investment contracts	(4,501)	6,031
Total income, after net financial income in respect of insurance and investment contracts	4,808	3,921
Operating expenses	(2,306)	(2,200)
Impairment	(242)	(177)
Profit before tax	2,260	1,544
Tax expense	(619)	(399)
Profit for the period	1,641	1,145

Profit attributable to ordinary shareholders	1,510	1,010
Profit attributable to other equity holders	115	109
Profit attributable to equity holders	1,625	1,119
Profit attributable to non-controlling interests	16	26
Profit for the period	1,641	1,145

Basic earnings per share	2.3p	1.4p
Diluted earnings per share	2.2p	1.4p
1    Restated for the adoption of IFRS 17, see note 1 and 5.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2023 £m	At 31 Dec 2022[1] £m

Assets
Cash and balances at central banks	98,929	91,388
Financial assets at fair value through profit or loss	191,780	180,769
Derivative financial instruments	22,427	24,753
Loans and advances to banks	10,735	10,632
Loans and advances to customers	452,272	454,899
Reverse repurchase agreements	37,034	44,865
Debt securities	12,265	9,926
Financial assets at amortised cost	512,306	520,322
Financial assets at fair value through other comprehensive income	22,235	23,154
Other assets	38,043	33,008
Total assets	885,720	873,394

Liabilities
Deposits from banks	5,611	7,266
Customer deposits	473,090	475,331
Repurchase agreements at amortised cost	47,342	48,596
Financial liabilities at fair value through profit or loss	23,547	17,755
Derivative financial instruments	21,427	24,042
Debt securities in issue	76,003	73,819
Liabilities arising from insurance and investment contracts	154,159	149,773
Other liabilities	25,032	22,171
Subordinated liabilities	11,575	10,730
Total liabilities	837,786	829,483

Equity
Share capital	6,662	6,729
Share premium account	18,546	18,504
Other reserves	7,153	6,587
Retained profits	8,250	6,550
Ordinary shareholders’ equity	40,611	38,370
Other equity instruments	7,075	5,297
Non-controlling interests	248	244
Total equity	47,934	43,911
Total equity and liabilities	885,720	873,394
1    Restated for the adoption of IFRS 17, see note 1 and 5.

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2023.
Accounting policies
Except as noted below, the accounting policies are consistent with those applied by the Group in its 2022 Annual Report on Form 20-F.
The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains contained within its borders; second, the financial stress emerging from some weak bank/insurer business models in the context of rising bond yields does not become systemic; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs and financial stability risks that might arise from a rapid return to the two per cent target.
Based on these assumptions and incorporating the economic data published in the first quarter for 2023, the Group’s base case scenario is for a mild contraction in economic activity and a modest rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	(0.2)	(0.2)	(0.3)	0.1	0.3	0.5	0.4	0.4
Unemployment rate	3.9	4.2	4.4	4.7	4.9	4.9	5.0	5.0
House price growth	0.4	(5.1)	(7.5)	(5.3)	(6.8)	(5.4)	(3.1)	(1.2)
Commercial real estate price growth	(19.3)	(21.9)	(17.8)	(2.8)	(1.3)	(0.8)	(0.7)	(0.3)
UK Bank Rate	4.25	4.25	4.25	4.25	4.00	3.75	3.50	3.50
CPI inflation	10.0	7.2	5.3	3.2	3.0	2.8	3.3	3.2

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.6	1.8	1.9	1.8	1.7	1.5
Unemployment rate	3.0	2.8	2.9	2.9	3.0	2.9
House price growth	(3.1)	4.9	7.1	5.9	4.8	3.8
Commercial real estate price growth	6.9	3.3	2.4	3.2	3.2	3.8
UK Bank Rate	4.88	5.36	5.11	5.15	5.16	5.13
CPI inflation	6.5	3.4	3.4	3.3	4.0	4.1

Base case
Gross domestic product	(0.6)	0.8	1.8	1.8	1.7	1.1
Unemployment rate	4.3	4.9	5.0	4.7	4.6	4.7
House price growth	(5.3)	(1.2)	1.0	2.0	2.8	(0.2)
Commercial real estate price growth	(2.8)	(0.3)	1.4	2.7	3.2	0.8
UK Bank Rate	4.25	3.69	3.25	3.25	3.25	3.54
CPI inflation	6.4	3.1	2.6	2.1	2.5	3.3

Downside
Gross domestic product	(1.8)	(0.6)	1.6	1.8	1.7	0.5
Unemployment rate	5.6	7.3	7.3	6.9	6.6	6.7
House price growth	(7.2)	(7.2)	(5.8)	(2.5)	0.4	(4.5)
Commercial real estate price growth	(11.6)	(6.1)	(1.2)	0.6	2.3	(3.3)
UK Bank Rate	3.60	1.84	1.18	1.13	1.11	1.77
CPI inflation	6.5	2.9	1.8	0.8	0.9	2.6

Severe downside
Gross domestic product	(3.4)	(1.8)	1.2	1.6	1.7	(0.2)
Unemployment rate	7.6	10.4	10.3	9.7	9.1	9.4
House price growth	(9.6)	(15.4)	(14.7)	(8.8)	(3.0)	(10.4)
Commercial real estate price growth	(24.1)	(14.4)	(8.8)	(2.1)	2.6	(9.9)
UK Bank Rate – modelled	2.63	0.21	0.04	0.03	0.02	0.59
UK Bank Rate – adjusted[1]	5.94	6.25	3.81	3.25	3.25	4.50
CPI inflation – modelled	6.4	2.4	0.6	(1.0)	(1.2)	1.4
CPI inflation – adjusted[1]	11.7	9.5	5.2	4.5	4.0	7.0

Probability-weighted
Gross domestic product	(0.9)	0.4	1.7	1.8	1.7	0.9
Unemployment rate	4.6	5.6	5.6	5.3	5.2	5.2
House price growth	(5.6)	(2.6)	(0.8)	0.7	2.1	(1.3)
Commercial real estate price growth	(4.7)	(2.4)	(0.1)	1.8	2.9	(0.5)
UK Bank Rate – modelled	4.08	3.29	2.86	2.86	2.86	3.19
UK Bank Rate – adjusted[1]	4.41	3.89	3.24	3.18	3.18	3.58
CPI inflation – modelled	6.5	3.1	2.4	1.8	2.1	3.2
CPI inflation – adjusted[1]	7.0	3.8	2.8	2.3	2.6	3.7
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Total ECL allowance by scenario
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 2023	4,921	3,514	4,231	5,404	9,762
At 31 December 2022	4,903	3,522	4,211	5,392	9,652
4.    Loans and advances to customers and expected credit loss allowance

At 31 March 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,368	39,264	3,486	8,603	308,721	12.7	1.1
Credit cards	11,457	3,301	302	–	15,060	21.9	2.0
Loans and overdrafts	8,524	1,776	254	–	10,554	16.8	2.4
UK Motor Finance	12,213	2,585	148	–	14,946	17.3	1.0
Other	14,407	618	156	–	15,181	4.1	1.0
Retail	303,969	47,544	4,346	8,603	364,462	13.0	1.2
Small and Medium Businesses	30,261	5,059	1,619	–	36,939	13.7	4.4
Corporate and Institutional Banking	51,722	4,545	1,720	–	57,987	7.8	3.0
Commercial Banking	81,983	9,604	3,339	–	94,926	10.1	3.5
Other[1]	(2,568)	–	6	–	(2,562)
Total gross lending	383,384	57,148	7,691	8,603	456,826	12.5	1.7
ECL allowance on drawn balances	(774)	(1,714)	(1,841)	(225)	(4,554)
Net balance sheet carrying value	382,610	55,434	5,850	8,378	452,272

Customer related ECL allowance (drawn and undrawn)

UK mortgages	142	497	328	225	1,192
Credit cards	182	454	121	–	757
Loans and overdrafts	191	350	130	–	671
UK Motor Finance[2]	94	83	78	–	255
Other	18	18	52	–	88
Retail	627	1,402	709	225	2,963
Small and Medium Businesses	126	267	153	–	546
Corporate and Institutional Banking	156	223	979	–	1,358
Commercial Banking	282	490	1,132	–	1,904
Other	–	–	4	–	4
Total	909	1,892	1,845	225	4,871

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

UK mortgages	0.1	1.3	9.4	2.6	0.4
Credit cards	1.6	13.8	40.1	–	5.0
Loans and overdrafts	2.2	19.7	51.2	–	6.4
UK Motor Finance	0.8	3.2	52.7	–	1.7
Other	0.1	2.9	33.3	–	0.6
Retail	0.2	2.9	16.3	2.6	0.8
Small and Medium Businesses	0.4	5.3	9.5	–	1.5
Corporate and Institutional Banking	0.3	4.9	56.9	–	2.3
Commercial Banking	0.3	5.1	33.9	–	2.0
Other	–	–	66.7	–
Total	0.2	3.3	24.0	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	–	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	–	95,373	12.1	3.5
Other[1]	(2,972)	–	6	–	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)

UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	144	231	925	–	1,300
Commercial Banking	273	502	1,074	–	1,849
Other	–	–	4	–	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	–	5.1
Loans and overdrafts	2.2	21.4	51.0	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	–	1.4
Corporate and Institutional Banking	0.3	4.0	57.4	–	2.3
Commercial Banking	0.3	4.4	31.9	–	1.9
Other		–	66.7	–
Total	0.2	3.3	23.0	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17
The disclosure below provides supplementary restated financial information as at and for the year ended 31 December 2022 relating to the adoption of IFRS 17 and the inclusion of the movement in third party interests in consolidated funds as a separate line item on the income statement.
Consolidated income statement – for the year ended 31 December 2022

	IFRS 4 Full year ended 31 Dec 2022 £m	IFRS 17 adjustments £m	IFRS 17 Full year ended 31 Dec 2022 £m

Interest income	17,645	–	17,645
Interest expense	(3,688)	(1,035)	(4,723)
Net interest income	13,957	(1,035)	12,922
Fee and commission income	2,835	(45)	2,790
Fee and commission expense	(1,332)	262	(1,070)
Net fee and commission income	1,503	217	1,720
Net trading income	(19,987)	–	(19,987)
Insurance premium income	9,059	(9,059)
Insurance revenue		2,461	2,461
Insurance service expense		(3,863)	(3,863)
Net expense from reinsurance contracts held		62	62
Insurance service result		(1,340)	(1,340)
Other operating income	1,276	63	1,339
Other income	(8,149)	(10,119)	(18,268)
Total income	5,808	(11,154)	(5,346)
Insurance claims and changes in insurance and investment contract liabilities	12,401	(12,401)
Net insurance finance income		15,948	15,948
Net finance expense from reinsurance contracts		(55)	(55)
Movement in third party interests in consolidated funds		1,035	1,035
Change in non-participating investment contracts		3,959	3,959
Total income, net of insurance service results and income from investment contracts	18,209	(2,668)	15,541
Operating expenses	(9,759)	522	(9,237)
Impairment (charge) credit	(1,522)	–	(1,522)
Profit before tax	6,928	(2,146)	4,782
Tax expense	(1,373)	514	(859)
Profit for the year	5,555	(1,632)	3,923

Profit attributable to ordinary shareholders	5,021	(1,632)	3,389
Profit attributable to other equity holders	438	–	438
Profit attributable to equity holders	5,459	(1,632)	3,827
Profit attributable to non-controlling interests	96	–	96
Profit for the year	5,555	(1,632)	3,923

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17 (continued)
Consolidated balance sheet – for the year ended 31 December 2022

	IFRS 4 As at 31 Dec 2022 £m	IFRS 17 adjustments £m	IFRS 17 As at 31 Dec 2022 £m

Assets
Cash and balances at central banks	91,388	–	91,388
Items in the course of collection from banks	242	–	242
Financial assets at fair value through profit or loss	180,609	160	180,769
Derivative financial instruments	24,753	–	24,753
Loans and advances to banks	10,632	–	10,632
Loans and advances to customers	454,899	–	454,899
Reverse repurchase agreements	44,865	–	44,865
Debt securities	9,926	–	9,926
Financial assets at amortised cost	520,322	–	520,322
Financial assets at fair value through other comprehensive income	23,154	–	23,154
Reinsurance assets	616	(616)
Insurance contract assets		–	–
Reinsurance contract assets		372	372
Investments in joint ventures and associates	385	–	385
Goodwill	2,655	–	2,655
Value of in-force business	5,419	(5,419)
Other intangible assets	4,786	174	4,960
Current tax recoverable	612	–	612
Deferred tax assets	5,228	1,194	6,422
Retirement benefit assets	3,823	–	3,823
Other assets	13,837	(300)	13,537
Total assets	877,829	(4,435)	873,394

ADDITIONAL FINANCIAL INFORMATION (continued)
5.    2022 restatements for the adoption of IFRS 17 (continued)
Consolidated balance sheet – for the year ended 31 December 2022 (continued)

	IFRS 4 As at 31 Dec 2022 £m	IFRS 17 adjustments £m	IFRS 17 As at 31 Dec 2022 £m

Liabilities
Deposits from banks	7,266	–	7,266
Customer deposits	475,331	–	475,331
Repurchase agreements at amortised cost	48,596	–	48,596
Items in the course of transmission to banks	372	–	372
Financial liabilities at fair value through profit or loss	17,755	–	17,755
Derivative financial instruments	24,042	–	24,042
Notes in circulation	1,280	–	1,280
Debt securities in issue	73,819	–	73,819
Insurance contract liabilities	106,893	3,385	110,278
Reinsurance contract liabilities		19	19
Liabilities arising from non-participating investment contracts	42,975	(3,499)	39,476
Other liabilities	19,090	(717)	18,373
Retirement benefit obligations	126	–	126
Current tax liabilities	8	–	8
Deferred tax liabilities	216	(7)	209
Other provisions	1,809	(6)	1,803
Subordinated liabilities	10,730	–	10,730
Total liabilities	830,308	(825)	829,483

Equity
Share capital	6,729	–	6,729
Share premium account	18,504	–	18,504
Other reserves	6,602	(15)	6,587
Retained profits	10,145	(3,595)	6,550
Ordinary shareholders’ equity	41,980	(3,610)	38,370
Other equity instruments	5,297	–	5,297
Total equity excluding non-controlling interests	47,277	(3,610)	43,667
Non-controlling interests	244	–	244
Total equity	47,521	(3,610)	43,911
Total equity and liabilities	877,829	(4,435)	873,394

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	3 May 2023